Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

5 May 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

09046304

SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to Nasdaq OMX Copenhagen No. 8/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

6/8

Announcement No. 8/2009

Interim financial report, H1 2008/09

(1 October 2008 – 31 March 2009)

Highlights

- Organic revenue growth was 6%. Changes in exchange rates reduced revenue growth by 2 percentage points. Revenue in Danish kroner was up by 4% to DKK 4,315m
- Organic growth rates by business area: Ostomy Care 3%, Urology & Continence Care 8%, Wound & Skin Care 7%. Growth rates are still being impacted by the problems experienced by our German subsidiary
- Gross profit was up by 3% to DKK 2,523m, equal to a gross margin of 58%
- EBIT was up by 16% to DKK 642m. Adjusted for special items, EBIT improved by 27%
- The EBIT margin was 15% against 13% in H1 2007/08. Changes in exchange rates reduced the EBIT margin by 2 percentage points. The underlying EBIT margin was 17%
- The free cash flow amounted to DKK 286m against DKK 124m in the same period of last year
- The share buy-back programme remains postponed

We have revised the guidance for the 2008/09 financial year and now expect a higher EBIT margin and lower revenue growth:

- We expect organic revenue growth of around 6%. Based on current exchange rates, revenue growth measured in DKK is also expected to be around 6%
- We expect an EBIT margin of around 16% in fixed currencies and of around 15% in DKK
- Capital expenditure is expected to be around DKK 700m
- The effective tax rate forecast is unchanged at 28%

Conference call
Coloplast will host a conference call on 5 May 2009 at 15.00 CET. The call is expected to last about one hour. To attend the conference call, call +45 3271 4607, +44 (0)20 7162 0077 or +1 334 323 6201. An audiocast will be posted on www.coloplast.com shortly after the conclusion of the conference call.

Financial highlights and key ratios

1 October - 31 March

	Group		Change	Group		Change	Group
	DKK million			DKK million			DKK millio
	2008/09	2007/08		2008/09	2007/08		2007/08
	6 mth	6 mth		Q2	Q2		Year
Income statement							
Revenue	4,315	4,153	4%	2,119	2,040	4%	8,463
Research and development costs	-202	-168	20%	-99	-90	10%	415
Operating profit bef. interest, tax, depreciation & amortisation (EBI	915	815	12%	444	345	29%	1,531
Operating profit before special items	702	552	27%	363	212	71%	1,154
Operating profit (EBIT)	642	552	16%	308	212	45%	994
Net financial income and expenses	-100	-25	>100%	-47	-17	>100%	-2
Profit before tax	542	527	3%	261	195	34%	992
Coloplast's share of profit for the period	390	379	3%	188	140	34%	715
Revenue growth							
Annual growth in revenue, %	4	6		4	3		5
Growth break down							
Organic growth, %	6	7		6	4		7
Currency effect, %	-2	-3		-2	-3		-4
Contract manufacturing, %	0	2		0	2		2
Balance sheet							
Total assets	8,087	7,711	5%	8,087	7,711	5%	7,981
Invested capital	7,221	7,010	3%	7,221	7,010	3%	7,014
Net interest-bearing debt	3,405	3,483	-2%	3,405	3,483	-2%	3,428
Equity at year-end, Coloplast's share	2,519	2,229	13%	2,519	2,229	13%	2,290
Cash flow and investments							
Cash flow from operating activities	499	354	41%	585	154	>100%	1,324
Cash flow from investing activities	-213	-230	-7%	-49	-92	-47%	-671
Acquisition of property, plant and equipment, gross	289	294	-2%	129	153	-16%	718
Cash flow from financing activities	-27	194	<-100%	-274	633	<-100%	-469
Free cash flow	286	124	>100%	536	62	>100%	653
Key figures ratios							
Operating margin, EBIT, %	15	13		15	10		12
Operating margin, EBITDA, %	21	20		21	17		18
Return on average invested capital before tax (ROIC), %	18	16		17	12		14
Return on average invested capital after tax (ROIC), %	13	11		12	9		10
Return on equity, %	32	33		32	22		31
Ratio of net debt to EBITDA	1.9	2.1		1.9	2.5		2.2
Interest cover	12	11		12	9		10
Equity ratio, %	31	29		31	29		29
Rate of debt to enterprise value, %	18	15		18	15		16
Net asset value per share, DKK	55	46	20%	55	46	20%	50
Per share data							
Share price	345	422	-18%	345	422	-18%	388
Share price/net asset value per share	6	9	-33%	6	9	-33%	8
Average number of outstanding shares, millions	43	44	-2%	43	44	-2%	44
PE, price/earnings ratio	20	27	-26%	21	36	-42%	25
Dividend per share, DKK	-	-	-	-	-	-	6.00
Pay-out ratio, %	-	-	-	-	-	-	36
Earnings per share (EPS)	9	8	13%	4	3	33%	16
Free cash flow per share	7	3	>100%	13	2	>100%	15

Management's review

Sales performance

In DKK, revenue was up by 4% to DKK 4,315m. Organic growth was 6% and changes in exchange rates reduced revenue growth by 2 percentage points.

Sales performance by business area

	DKK million		*Growth composition*			*DKK million*	*Organic growth*
	2008/09 6 mth	*2007/08 6 mth*	*Organic growth*	*Exchange rates*	*Reported growth*	*2008/09 Q2*	*Q2*
Ostomy	1,771	1,768	3%	-3%	0%	849	2%
Urology and Continence	1,795	1,682	8%	-1%	7%	883	8%
Wound & Skin Care	749	703	7%	0%	7%	387	8%
Net revenue	**4,315**	**4,153**	**6%**	**-2%**	**4%**	**2,119**	**6%**

Ostomy Care
Sales of ostomy care products were DKK 1,771m, which was in line with the same period of last year. Measured in DKK, revenue growth was adversely affected by the weaker GBP in particular. At 3%, organic growth remained affected by the challenges in the German market. Excluding our operations in the German market, organic growth was 8%. Q2 organic growth was 2%. The SenSura product portfolio continues to drive growth in sales of ostomy care products. In the second quarter, we launched the SenSura URO for patients with a urostomy.

Urology & Continence Care
Our Urology & Continence Care revenue rose by 7% to DKK 1,795m on 8% organic growth. Revenue growth measured in DKK was reduced by one percentage point due to exchange rate developments. Q2 organic growth was also 8%. Revenue growth in Continence Care was driven by sales of intermittent catheters, as especially SpeediCath and Selfcath sales were very satisfactory. Peristeen and the Conveen product series both also generated very satisfactory sales growth. In the second quarter, we launched SpeediCath Control, a product specifically designed for male users with low dexterity.
In the Urology business, growth in the sale of penile implants fell slightly in the North American market during the second quarter, but growth rates are still double digit. Sales of other urology products were satisfactory.

Wound & Skin Care
Sales of wound and skin care products were up by 7% to DKK 749m in the first half year. Organic growth was also 7%, which was in line with last year. Organic growth was 8% in the second quarter and 5% in the first quarter. The growth improvement was due especially to healthy growth in our contract production of consumer products (Compeed), whereas sales growth for skin care products in the US market slowed in the second quarter in line with expectations. The major European markets remain very competitive with prices under significant pressure.

Sales performance by region

	DKK million		Growth composition			DKK million	Organic
	2008/09 6 mth	2007/08 6 mth	Organic growth	Exchange rates	Reported growth	2007/08 Q2	growth Q2
Europe	3,307	3,313	4%	-4%	0%	1,624	4%
Americas	670	555	12%	9%	21%	329	11%
Rest of the world	338	285	12%	7%	19%	166	14%
Net revenue	**4,315**	**4,153**	**6%**	**-2%**	**4%**	**2,119**	**6%**

Europe

Revenue in Europe was DKK 3,307m, which was unchanged from last year. When adjusted for the lower GBP/DKK exchange rate in particular, organic growth was 4%. Q2 organic growth was also 4%.

The relatively weak organic growth in Europe was mainly due to weaker sales of ostomy care products in Germany. Conditions in the German market are still challenging and the situation is expected to remain unchanged for the rest of the year. Organic growth in Europe excluding Germany was 7%.

In the other European markets, our Continence Care and Urology business generated growth in line with expectations. The market for wound & skin care products remains very competitive.

The Americas

Revenue in the Americas rose by 21% to DKK 670m. Organic growth was 12%, whereas the higher USD/DKK exchange rate lifted growth by 9%. Q2 organic growth was 11%, supported by decent growth rates in all business areas but Skin Care.

Overall growth for continence care products in the region was supported by improved reimbursement rules for intermittent catheters in the USA.

Rest of the world

In the rest of the world, revenue rose by 19% to DKK 338m. Organic growth was 12%, while exchange rate developments lifted revenue by 7%. Ostomy Care accounts for most of the sales in this region, and growth in this business was as expected.

Q2 organic growth was 14%.

Gross profit

Gross profit rose by 3% to DKK 2,523m from DKK 2,453m in H1 2007/08.

The gross margin was 58%, against 59% in H1 2007/08. Adjusted for exchange rate developments, the gross margin was 59% and in line with last year. The gross margin remained affected by the increased price pressure, especially in the market for wound and skin care products, and changes in the product mix with the production costs of SenSura and the new generation of Biatain foam dressings still being higher than expected. Finally, the production capacity is not fully utilised due to lower-than-expected sales. This is being offset, however, by the improved production economy resulting from the relocation of production to Hungary and China.

Capacity costs

Distribution costs amounted to DKK 1,316m, equal to 30% of revenue compared with 32% in H1 2007/08. The positive development was due to efficiency improvements in the organisation.

Administrative expenses amounted to DKK 354m, which equals 8% of revenue compared with 10% in FY 2007/08. The fall was mainly attributable to cost savings and efficiency-improving measures.

R&D costs were DKK 202m and accounted for 5% of revenue, which was unchanged from the FY 2007/08 level.

Other operating income rose by DKK 9m to DKK 65m. The increase was due to a DKK 42m profit this year from the sale of a production facility in Kokkedal, Denmark, while a DKK 31m profit was recognised in 2007/08 from the sale of a property in Kokkedal.

Operating profit (EBIT)

EBIT was DKK 642m against DKK 552m in H1 2007/08. The EBIT margin was 15% against 13% in the same period of last year. The underlying EBIT margin was 17%, or 3 percentage points higher than in H1 2007/08.

Special items amounted to DKK 60m in H1 2008/09 and consisted of costs related to reducing the number of employees in Denmark working in production and costs related to the organisational changes implemented in the Wound & Skin Care business and the DSU business.

Financial items and tax

Financial items amounted to a net expense of DKK 100m, against a net expense of DKK 25m in the same period of last year. The higher expense was due to a combination of exchange rate adjustments, particularly on HUF, fair value adjustments of options and rising net interest expenses.

Financial items

	DKK million		*DKK million*	
	2008/09	*2007/08*	*2008/09*	*2007/08*
	6 mth	*6 mth*	*Q2*	*Q2*
Interest, net	-79	-67	-36	-37
Fair value adjustment of options	26	43	11	18
Exchange rate adjustments	-43	4	-20	4
Other financial items	-4	-5	-2	-2
Total financial items	**-100**	**-25**	**-47**	**-17**

The declining price of Coloplast shares has triggered a fair value adjustment of the value of cash-based option programmes expiring during the period until 2013. Finally, the increase in net interest expenses was due to the average net interest-bearing debt of the reporting period being higher than in H1 2007/08.

The effective tax rate was unchanged from last year at 28% for a tax expense of DKK 152m, as compared with DKK 148m last year.

Net profit for the period
The net profit for the reporting period was up by 3% to DKK 390m. Earnings per share (EPS) were DKK 9, which was an increase of DKK 1 relative to H1 2007/08.

Cash flow and investments

Cash flow from operating activities
The cash flow from operating activities was DKK 499m against DKK 354m in H1 2007/08. The improvement was due especially to higher earnings and a lower rate of increase in working capital. This was, however, partly offset by higher tax payments.

Investments
We invested DKK 330m in intangible assets and property, plant and equipment in H1 2008/09, mainly in production equipment for the factories in Hungary and China and in our new US headquarters. Investments accounted for 8% of revenue against 7% in H1 2007/08. The increase was due to the construction of the new US headquarters, which is scheduled for completion in the summer of 2009. The total cost is expected to be approximately DKK 200m, of which DKK 100m will be expensed in the current financial year.

Free cash flow
The free cash flow was DKK 286m, against DKK 124m in H1 2007/08.

Capital reserve
Coloplast has confirmed, long-term credit facilities of DKK 5bn of which DKK 1.4bn are unutilised.

Balance sheet and equity

Balance sheet
Total assets rose by DKK 106m to DKK 8,087m. Property, plant and equipment amounted to DKK 2,659m, which was DKK 75m lower than at the beginning of the financial year. The reduction was mainly due to the sale of the factory in Kokkedal, Denmark and changes in exchange rates, especially in HUF.

Current assets increased by DKK 130m to DKK 3,300m, with cash and bank balances accounting for the largest increases.

Inventories were largely unchanged relative to 30 September 2008. Trade receivables were in line with the figure at 30 September 2008. Trade payables fell due to accruals at the end of the quarter.

Equity

Equity increased by DKK 229m. The profit for the reporting period of DKK 390m and foreign exchange gains recognised directly in equity amounting to DKK 61m were partly offset by dividend payments of DKK 257m. The equity ratio rose to 31% from 29%.

Net interest-bearing debt

Net interest-bearing debt fell by DKK 23m relative to 30 September 2008 to DKK 3,405m. This equals a ratio of net interest-bearing debt to EBITDA of 1.9. The change was due to the free cash flow being offset by dividend payments in respect of the previous financial year. Currently, approx. 75% of Coloplast's total debt is based on fixed interest and there is no significant refinancing risk until 2013.

Our target is to have a net interest-bearing debt of 1.5–2.5 times EBITDA.

Share buy-backs and dividends

In November 2007, our Board of Directors resolved to establish a share buy-back programme of up to DKK 1bn exercisable during 2008 and 2009. We completed the first part of the programme in 2007/08, buying back about 1.2 million B shares with a nominal value of DKK 5 each at a total market value of DKK 500m. The second half of the share buy-back programme remains postponed due to the current situation in the financial markets. The Board of Directors considers, on an ongoing basis, when to relaunch the programme. In its decision, the Board will take into account, among other factors, the development of Coloplast's free cash flow.

Treasury shares and cancellation of shares

The shareholders in general meeting resolved in December 2008 to write down the share capital by a nominal value of DKK 5m, corresponding to 1 million B shares from Coloplast's holding of treasury shares. The statutory notice period expired on 7 April 2009 with no claims received, and the capital reduction will be recognized in Q3. Following the cancellation of these shares, Coloplast's share capital amounts to DKK 225m, distributed on B shares in the amount of DKK 207m and A shares in the amount of DKK 18m. The share capital consists of 3.6 million A shares and 41.4 million B shares (see Announcement No. 6/2009).

At 31 March 2009, Coloplast's holding of treasury shares consisted of 3,114,803 B shares, which was 56,529 less than at 30 September 2008. The change was mainly due to a sale of shares to Danish-based employees (gross of tax payment).

Financial guidance

Based on the positive developments in costs during the first half-year, we upgrade the EBIT margin guidance but anticipate lower revenue growth due to the continued challenge in Germany. In addition, we expect a somewhat lower investment level for the full-year. Our financial guidance for the 2008/09 financial year is as follows:

- Organic revenue growth of around 6% instead of 7–8%. Based on the current exchange rates, revenue growth measured in DKK is also expected to be around 6%.

- An EBIT margin of around 16% in fixed currencies instead of 15–16%, corresponding to an EBIT margin of around 15% in DKK.

- Investments in property, plant and equipment of around DKK 700m instead of DKK 750–850m.

- An effective tax rate of approximately 28% (unchanged).

Generally, the crisis in the financial markets may still cause certain distributors to reduce their inventories. This could have a negative effect on sales across our business areas.

Our long-term financial guidance is as follows:

- to generate annual organic revenue growth above the general market growth; and
- to have an EBIT margin of at least 20%.

This year, the overall weighted market growth in Coloplast's markets is about 6%.

Our long-term guidance is inherently subject to some degree of uncertainty. Significant changes in currency, business or macroeconomic conditions, including changes within healthcare, may impact the company's financial conditions. Coloplast will evaluate the company's long-term guidance yearly when presenting the full-year financial statements.

Other information

Exchange rate exposure
Our financial guidance has been prepared on the basis of the following assumptions for the company's main currencies:

DKK	GBP	USD	HUF	EUR
Average exchange rate 2007/08*	980	497	3,00	746
Spot rate 30 April 2009	834	561	2,57	745
Estimated average exchange rate 2008/2009	842	564	2,61	745
Change in estimated average exchange rates compared with last year**	-14%	13%	-13%	0%

*) average exchange rates 2007/08 are used when calculating the organic revenue growth rates and the EBIT margin in local currencies.

**) Estimated average exchange rate is calculated as the average exchange rate year to date combined with the spot rate for the remainder of the year.

Revenue is particularly exposed to developments in USD and GBP relative to DKK. As we have production and sales activities in the USA, changes in the USD/DKK exchange rate

only have a slight effect on our operating profit. On the other hand, fluctuations in HUF against DKK affect the operating profit, because a substantial part of our production, and thus of our costs, are in Hungary, whereas our sales there are moderate.

In DKK millions over 12 months on a 10% initial drop in DKK exchange rates	Revenue	EBIT
USD	-110	0
GBP	-160	-90
HUF	-	+30

Healthcare reforms
On 1 April 2009, Britain's Department of Health announced new arrangements under Part IX of the Drug Tariff. The new arrangements will change reimbursement prices of ostomy and continence care products. Remuneration for services provided by the UK distributors to users will also be changed. The amendments to reimbursement prices and remuneration for services will come into force on 1 April 2010 and will thus not affect the financial guidance for 2008/09. We estimate that the changes will cause an annual decline of GBP 3–4m in revenue and EBIT. A product reimbursement price increase mechanism that has been suspended during the consultations will be reintroduced in October 2010 (see Announcement No. 5/2009).

Wound & Skin Care
We continue the work on a project of initiatives intended to enhance the earnings potential of our Wound & Skin Care business. The project is progressing as planned and the initiatives taken continue to be:

- Adapting and simplifying our global organisation
- Cost savings
- Increasing the use of distributors in small markets
- Improving the production economy of the Biatain products
- Optimising product items and the product offering

We expect that implementing the above-mentioned initiatives will reduce our consolidated revenue growth by 1–2% in the current financial year. This is included in our financial guidance for 2008/09. They will also trigger a number of restructuring costs that will be offset by savings achieved from implementing the activities. These are also included in our financial guidance. We expect to complete the initiatives by the end of H1 2009/10. The restructuring costs are recognised under special items and amounted to approximately DKK 20m in H1 2008/09.

Disposable surgical products (DSU)
The changes to the organisation are progressing to plan and we expect they will be completed during the 2008/09 financial year. The negotiations with trade unions on making changes to up to 24 positions in France began in January 2009. The changes will involve a number of layoffs. The related costs were recognised under special items in Q2 2008/09 and amounted to approximately DKK 15m.

Global Operations
On 28 January 2009, we laid off 142 employees at our Danish factories. The background was the continuing relocation of production and the lower staff turnover rate at the Danish factories. Costs relating to the layoffs will be offset by the resulting cost savings expected

for the 2008/09 financial year. The restructuring costs were recognised under special items in Q2 2008/09 and amounted to approximately DKK 25m.

Forward-looking statements

The forward-looking statements in this announcement, including revenue and earnings guidance, do not constitute a guarantee of future results and are subject to risk, uncertainty and assumptions, the consequences of which are difficult to predict.

The forward-looking statements are based on our current expectations, estimates and assumptions and are provided on the basis of information available to us at the present time.

Major fluctuations in the exchange rates of key currencies, significant changes in the healthcare sector or major developments in the global economy may impact our ability to achieve the defined long-term targets and meet our guidance. This may impact our company's financial results.

Management statement

The Board of Directors and the Executive Management today considered and approved the interim report for Coloplast for the period 1 October 2008 – 31 March 2009. The interim report, which is unaudited, is presented in accordance with IAS 34 "Interim financial reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the interim report gives a true and fair view of the Group's assets and liabilities and financial position at 31 March 2009 and of the results of the Group's operations and cash flow for the period 1 October 2008 – 31 March 2009. Furthermore, in our opinion the Management's report gives a true and fair view of developments in the activities and financial position of the Group, the results for the period and of the Group's financial position in general and describes significant risk and uncertainty factors that may affect the Group.

Humlebæk, 5 May 2009

Executive Management

Lars Rasmussen President, CEO	Lene Skole Executive Vice President, CFO

Board of Directors

Michael Pram Rasmussen Chairman	Niels Peter Louis-Hansen Deputy Chairman	
Torsten Erik Rasmussen	Sven Håkan Björklund	Per Magid
Jørgen Tang-Jensen	Ingrid Wiik	Thomas Barfod*
Mads Boritz Grøn*	Knud Øllgaard*	

*) Elected by the employees

List of tables

(Unaudited)

Income statement, quarterly

1 October - 31 March

Note		Group DKK million 2008/09 6 mth	Group DKK million 2007/08 6 mth	Index	Group DKK million 2008/09 Q2	Group DKK million 2007/08 Q2	Index
1	Revenue	4,315	4,153	104	2,119	2,040	104
	Cost of sales	-1,792	-1,700	105	-897	-871	103
	Gross profit	**2,523**	**2,453**	**103**	**1,222**	**1,169**	**105**
	Distribution costs	-1,316	-1,311	100	-652	-651	100
	Administrative expenses	-354	-466	76	-160	-231	69
	Research and development costs	-202	-168	120	-99	-90	110
	Other operating income	65	56	116	54	21	257
	Other operating expenses	-14	-12	117	-2	-6	33
	Operating profit before special items	**702**	**552**	**127**	**363**	**212**	**171**
	Special items	-60	0		-55	0	
1	**Operating profit (EBIT)**	**642**	**552**	**116**	**308**	**212**	**145**
2	Financial income	39	91	43	8	55	15
3	Financial expenses	-139	-116	120	-55	-72	76
	Profit before tax	**542**	**527**	**103**	**261**	**195**	**134**
	Tax on profit for the period	-152	-148	103	-73	-55	133
	Net profit for the period	**390**	**379**	**103**	**188**	**140**	**134**
	Shareholders in Coloplast A/S	390	379		188	140	
4	Minority interests	0	0		0	0	
		390	**379**	**103**	**188**	**140**	**134**
	Earnings per Share (EPS)	9	8		4	3	
	Earnings per Share (EPS), diluted	9	8		4	3	

Balance sheet

At 31 March

Note		Group DKK million 31.03.09	31.03.08	30.09.08
	Assets			
	Acquired patents and trademarks	1,134	1,102	1,134
	Goodwill	678	585	641
	Software	104	98	106
	Prepayments and assets under development	67	54	46
	Intangible assets	**1,983**	**1,839**	**1,927**
	Land and buildings	1,010	1,089	1,173
	Plant and machinery	864	716	781
	Other fixtures and fittings, tools and equipment	199	165	196
	Prepayments and assets under construction	586	474	584
	Property, plant and equipment	**2,659**	**2,444**	**2,734**
	Other investments	4	15	4
	Deferred tax asset	141	137	146
	Investments	**145**	**152**	**150**
	Non-current assets	**4,787**	**4,435**	**4,811**
	Inventories	**1,214**	**1,135**	**1,224**
	Trade receivables	1,580	1,601	1,563
	Income tax	14	66	11
	Other receivables	109	111	101
	Prepayments	86	106	77
	Receivables	**1,789**	**1,884**	**1,752**
	Marketable securities	**1**	**1**	**1**
	Cash and bank balances	**296**	**256**	**193**
	Current assets	**3,300**	**3,276**	**3,170**
	Assets	**8,087**	**7,711**	**7,981**

Balance sheet

At 31 March

Note		Group DKK million 31.03.09	31.03.08	30.09.08
	Equity and liabilities			
	Share capital	230	240	230
	Hedge reserve	-11	9	8
	Proposed dividend for the year	0	0	257
	Retained earnings and other reserves	2,300	1,980	1,795
	Equity before minority interests	**2,519**	**2,229**	**2,290**
4	**Minority interests**	**1**	**2**	**1**
	Equity	**2,520**	**2,231**	**2,291**
	Provision for pensions and similar liabilities	87	67	90
	Provision for deferred tax	201	223	191
	Other provisions	26	2	16
	Mortgage debt	463	535	467
	Other credit institutions	2,555	2,356	2,316
	Other payables	324	456	370
	Deferred income	87	0	70
	Non-current liabilities	**3,743**	**3,639**	**3,520**
	Provision for pensions and similar liabilities	13	53	9
	Other provisions	8	56	19
	Mortgage debt	13	7	13
	Other credit institutions	348	396	474
	Trade payables	268	268	397
	Income tax	155	142	211
	Other payables	1,006	882	1,036
	Deferred income	13	37	11
	Current liabilities	**1,824**	**1,841**	**2,170**
	Current and non-current liabilities	**5,567**	**5,480**	**5,690**
	Equity and liabilities	**8,087**	**7,711**	**7,981**

8 Contingent items

Statement of changes in equity

Group DKK million	Share capital A shares	 B shares	Exchange adjustment reserve	Hedging reserve	Proposed dividend	Retained earnings	Total equity
2007/08							
Balance at 1.10 as reported in annual report	18	222	-18	4	396	1,776	2,398
Revaluation of hedging:							
Value adjustment for the year				73			73
Transferred to financial items				-30			-30
Tax effect of hedging				-12			-12
Net gain/loss not recognised in income statement	0	0	0	31	0	0	31
Exchange rate adjustment, assets in foreign currency						-136	-136
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries			0			-23	-23
Net gain/loss recognised directly on equity	0	0	0	0	0	-159	-159
Profit for the period						379	379
Comprehensive income for the period	0	0	0	31	0	220	251
Treasury shares purchased and realised gain/loss from exercise options						-54	-54
Treasury shares sold						23	23
Share-based payments						7	7
Cancellation of shares						0	0
Dividend paid out in respect of 2006/07					-396		-396
Balance at 31.03	**18**	**222**	**-18**	**35**	**0**	**1,972**	**2,229**
2008/09							
Balance at 1.10 as reported in annual report	18	212	-18	8	257	1,813	2,290
Revaluation of hedging:							
Value adjustment for the year				-37			-37
Transferred to financial items				11			11
Tax effect of hedging				7			7
Net gain/loss not recognised in income statement	0	0	0	-19	0	0	-19
Exchange rate adjustment, assets in foreign currency						91	91
Exchange rate adjustment of opening balances and other adjustments relating to subsidiaries						-11	-11
Net gain/loss recognised directly on equity	0	0	0	0	0	80	80
Profit for the period						390	390
Comprehensive income for the period	0	0	0	-19	0	470	451
Treasury shares purchased and realised gain/loss from exercise options						0	0
Treasury shares sold						24	24
Share-based payments						11	11
Dividend paid out in respect of 2007/08					-257		-257
Balance at 31.03	**18**	**212**	**-18**	**-11**	**0**	**2,318**	**2,519**

Cash flow statement

1 October - 31 March

		Group	
		DKK million	
		2008/09	2007/08
Note		6 mth	6 mth
	Operating profit	642	552
	Depreciation and amortisation	273	263
5	Adjustment for other non-cash operating items	-38	6
6	Changes in working capital	-130	-473
	Ingoing interest payments, etc.	76	128
	Outgoing interest payments, etc.	-127	-98
	Income tax paid	-197	-24
	Cash flow from operating activities	**499**	**354**
	Investments in intangible assets	-41	-13
	Investments in land and buildings	-4	-5
	Investments in plant and machinery	-46	-42
	Investments in non-current assets under constructions	-239	-247
	Property, plant and equipment sold	117	80
	Divestment of operations	0	-3
	Cash flow from investing activities	**-213**	**-230**
	Free cash flow	**286**	**124**
	Dividend to shareholders	-257	-396
	Net investment in treasury shares	24	-24
	Financing from shareholders	**-233**	**-420**
	Financing through long-term borrowing, debt funding	194	650
	Financing through long-term borrowing, instalments	0	-41
	Financing through long-term borrowing, exchange rate adjustments	12	5
	Cash flow from financing activities	**-27**	**194**
	Net cash flow for the period	**259**	**318**
	Cash, cash equivalents and short term debt at 1.10.	-293	-452
	Value adjustments of cash and balances	-30	-12
	Net cash flow for the period	259	318
7	**Cash, cash equivalents and short term debt at 31.03**	**-64**	**-146**

The cash flow statement cannot be extracted directly from the financial statements.

Notes

1. Segment information

Primary segment - business activities **Group, 2008/09**						
	Medical Care		**Not allocated and eliminations**		**Total**	
DKK million	2008/09	2007/08	2008/09	2007/08	2008/09	2007/08
Revenue	4,315	4,153	0	0	4,315	4,153
Operating profit for segment	956	779	-314	-227	642	552

	Group	
	DKK million	
	2008/09	2007/08
2. Financial income		
Interest income	11	13
Fair value adjustments, share options	26	43
Fair value adjustments on forward contracts transferred from equity	0	30
Other financial income and fees	2	5
Total	**39**	**91**
3. Financial expenses		
Interest expense	90	80
Fair value adjustments on forward contracts transferred from equity	11	0
Exchange rate adjustments	32	26
Other financial expenses and fees	6	10
Total	**139**	**116**
4. Minority interests		
Minority interests at 1.10.	1	2
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	0
Minority interests at 31.03.	**1**	**2**
5. Adjustment for other non-cash operating items		
Net gain/loss on non-current assets	-42	-31
Change in other provisions	4	37
Total	**-38**	**6**

Notes

	Group	
	DKK million	
	2008/09	2007/08
6. Changes in working capital		
Inventories	-24	-222
Trade receivables	-47	-46
Other receivables	42	29
Trade and other payables etc.	-101	-234
Total	**-130**	**-473**

	Group	
	DKK million	
	2008/09	2007/08
7. Cash, cash equivalents and short term debt		
Marketable securities	1	1
Cash	2	2
Bank balances	294	254
Liquid resources	297	257
Short-term debt	-361	-403
Total	**-64**	**-146**

8. Contingent items

Contingent liabilities

The Coloplast Group is a party to a number of minor legal proceedings, which are not expected to influence the Group's future earnings.

Income statement, quarterly

		Group					
DKK million							
			2007/08			2008/09	
Note		Q1	Q2	Q3	Q4	Q1	Q2
1	Revenue	2,113	2,040	2,154	2,156	2,196	2,119
	Cost of sales	-829	-871	-892	-873	-895	-897
	Gross profit	**1,284**	**1,169**	**1,262**	**1,283**	**1,301**	**1,222**
	Distribution, sales and marketing costs	-660	-651	-621	-657	-664	-652
	Administrative expenses	-235	-231	-203	-213	-194	-160
	Research and development costs	-78	-90	-100	-147	-103	-99
	Other operating income	35	21	10	5	11	54
	Other operating expenses	-6	-6	-7	-10	-12	-2
	Operating profit before special items	**340**	**212**	**341**	**261**	**339**	**363**
	Special items	0	0	0	-160	-5	-55
1	**Operating profit (EBIT)**	**340**	**212**	**341**	**101**	**334**	**308**
2	Financial income	36	55	68	42	31	8
3	Financial expenses	-44	-72	-32	-55	-84	-55
	Profit before tax	**332**	**195**	**377**	**88**	**281**	**261**
	Tax on profit for the period	-93	-55	-106	-23	-79	-73
	Net profit for the period, continuing operations	**239**	**140**	**271**	**65**	**202**	**188**
9	Net profit for the period, discontinued operations	0	0	0	0	0	0
	Profit for the period	**239**	**140**	**271**	**65**	**202**	**188**
	Shareholders in Coloplast A/S	239	140	271	65	202	188
4	Minority interests	0	0	0	0	0	0
		239	**140**	**271**	**65**	**202**	**188**
	Earnings per Share (EPS)	5	3	6	2	5	4
	Earnings per Share (EPS), diluted	5	3	6	2	5	4

Other tables

Impact on profit of non-recurring items

DKK million	6 mth 2008/09			6 mth 2007/08		
	Reported	*Non-recurring*	*Adjusted*	*Reported*	*Non-recurring*	*Adjusted*
Revenue	4,315		4,315	4,153		4,153
Cost of sales	-1,792		-1,792	-1,700	-17	-1,683
Gross profit	**2,523**		**2,523**	**2,453**	**-17**	**2,470**
Gross margin	***58%***		***58%***	***59%***		***59%***
Distribution costs	-1,316		-1,316	-1,311	-18	-1,293
Administrative expenses	-354		-354	-466	-15	-451
R&D costs	-202		-202	-168		-168
Other operating income	65	42	23	56	31	25
Other operating expenses	-14		-14	-12		-12
Special items	-60	-60	0	0		0
EBIT	**642**	**-18**	**660**	**552**	**-19**	**571**
EBIT margin	***15%***		***15%***	***13%***		***14%***

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

Website
www.coloplast.com

Address
Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

CVR No. 69749917

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.